

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2011

Mr. Andrew J. Buckland
Chief Financial Officer
PURE Bioscience, Inc.
1725 Gillespie Way
El Cajon, California 92020

> **Re:** **Form 10-K for the Year Ended July 31, 2010**
> **Form 10-Q for the Period Ended January 31, 2011**
> **File No. 1-14468**

Dear Mr. Buckland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended Ended July 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

MD&A
Critical Accounting Policies
Accounting for Long-Lived Assets/Intangible Assets, page 19

2. Please expand your disclosures to address the following:
   - Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25 as well as ASC 350-30-35-15 through 28;
   - You assess impairment of long-lived assets whenever events or circumstances indicate that the carrying value may not be recoverable. Examples of such events or circumstances include an asset's ability to generate income from operations and positive cash flow in future periods. Given your recurring losses from operations and net cash used in operating activities, please disclose how often and when you performed your impairment assessments of these assets; and
   - To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total stockholders' equity, please provide the following disclosures related to those assets or asset groups:
     - The percentage by which the undiscounted cash flows exceed the carrying value;
     - The carrying value of these assets;
     - A description of the assumptions that drive the undiscounted cash flows;
     - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
     - A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

   Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Financial Statements
Notes to the Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies, page 29
General

3. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

Revenue Recognition, page 29

4. Please expand your revenue recognition policy to address how you record revenue related to each source of revenue discussed on page 17. In this regard, you should discuss when you record revenue related to your arrangements with Richmont Sciences, LLC, IV-7 Direct, and BASF. Please clarify whether you record revenue when the products are sold to these entities or to third parties and correspondingly how you account for inventory related to these arrangements. Please also address your consideration of whether these are consignment sales. Refer to Question 2 of SAB Topic 13:A.2.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 41

5. In designing and evaluating your disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. By stating that you evaluate the cost-benefit relationship of possible controls and procedures in evaluating your disclosure controls and procedures, you appear to be qualifying the design, operation, and effectiveness of your disclosure controls and procedures. Please advise or remove this language. Please also confirm that management concluded that disclosure controls and procedures were effective as of July 31, 2010 and January 31, 2011 without this qualification.

Form 10-Q for the Period Ended January 31, 2011

General

6. Please address the above comments in your interim filings as well, as applicable.

Liquidity and Capital Resources, page 19

7. In your Form 10-K for the year ended July 31, 2010 and your Form 10-Q for the period ended October 31, 2010, you believed that cash resources were sufficient to meet your anticipated needs during the next twelve months. In your Form 10-Q for the period ended January 31, 2011, you do not believe that your existing cash resources are sufficient to meet your anticipated needs during the next twelve months. Please address the following:

- Please expand your disclosures to discuss the specific facts and circumstances which led you to now determine that you do not have sufficient cash resources. Your discussion should clearly identify each of your significant sources and uses of cash as well as discuss any significant changes in these sources and uses of cash;
- We remind you that Item 303(a)(1) of Regulation S-K requires you to indicate the course of action that you have taken or propose to take to remedy a deficiency in liquidity. In this regard, you should provide a comprehensive discussion of how you plan to address these liquidity concerns;
- Please disclose the expected impact on your future operations of not having sufficient cash resources; and
- SEC Release 33-8350 addresses including overviews in MD&A to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating your financial condition and operating results. The release also emphasizes that companies should present their disclosure so that the most important information is most prominent. In this regard, you should consider the adequacy of your disclosures regarding your liquidity situation, including whether they should be given more prominence and should be included in your overview section of MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant